Exhibit 99.1

DIGIHOST TECHNOLOGY INC.

CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2022 AND 2021

(EXPRESSED IN UNITED STATES DOLLARS)
(UNAUDITED)

Notice to Reader

The unaudited condensed interim consolidated financial statements for the comparative period ended September 30, 2021 have not been reviewed by the Company's auditors.

Digihost Technology Inc.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in United States Dollars) (Unaudited)

	As at September 30, 2022	As at December 31, 2021
		(restated) (unaudited)
ASSETS

Current assets
Cash	$2,896,684	$915,715
Digital currencies (note 3)	4,455,078	33,491,986
Digital currencies call options	97,159	-
Amounts receivable and prepaid expenses (note 4)	3,923,536	1,808,304
Income tax receivable	244,399	-
Total current assets	11,616,856	36,216,005
Property, plant and equipment (note 5)	43,407,172	38,142,107
Right of use assets (note 6)	2,581,558	2,078,599
Promissory note receivable	806,000	800,000
Intangible asset (note 7)	1,346,336	1,443,260
Goodwill (note 8)	1,245,790	1,346,904
Total assets	$61,003,712	$80,026,875

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$646,087	$2,272,850
Amount owing to Northern Data, NY LLC (note 3 and 5)	1,383,350	2,940,412
Lease liabilities (note 9)	87,849	-
Income tax payable	-	305,601
Mortgage payable (note 11)	534,000	-
Total current liabilities	2,651,286	5,518,863
Deposits payable	138,541	1,788,500
Lease liabilities (note 9)	482,340	-
Mortgage payable (note 11)	534,000	-
Deferred tax liability	-	2,514,743
Warrant liabilities (note 12)	2,582,665	31,943,365
Total liabilities	6,388,832	41,765,471
Shareholders' equity
Share capital (note 13)	33,913,954	26,450,044
Contributed surplus	14,863,518	11,844,581
Cumulative translation adjustment	(4,265,662)	167,068
Digital currency revaluation reserve	-	3,706,624
Deficit	10,103,070	(3,906,913)
Total shareholders' equity	54,614,880	38,261,404
Total liabilities and shareholders' equity	$61,003,712	$80,026,875

Nature of operations (note 1)

The accompanying notes are an integral part of these consolidated financial statements.

Digihost Technology Inc.

Condensed Interim Consolidated Statements of Comprehensive Income

(Expressed in United States Dollars) (Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021 restated	2022	2021 restated
Revenue from digital currency mining (note 3)	$3,735,014	$5,485,754	$18,507,951	$15,365,382
Cost of digital currency mining
Cost of power	(2,539,008)	(1,764,349)	(5,350,700)	(4,597,122)
Other production costs	(1,110,100)	(117,674)	(2,221,125)	(637,268)
Depreciation and amortization	(2,672,621)	(891,386)	(6,876,840)	(2,362,810)
Miner lease agreement (note 3)	(1,174,293)	-	(6,378,709)	-
Gross profit (loss)	(3,761,008)	2,712,345	(2,319,423)	7,768,182
Expenses
Office and administrative expenses	(680,026)	299,537	(2,279,624)	(698,023)
Professional fees	(293,052)	(115,443)	(1,330,139)	(936,936)
Regulatory fees	(19,461)	(24,756)	(229,447)	(142,086)
Gain on sale of property, plant and equipment	-	-	2,340,658	939,516
Loss on settlement of debt	-	959	-	(278,111)
Foreign exchange gain	3,728,973	621,889	4,771,853	621,889
Loss on sale of digital currencies (note 3)	600,105	-	(11,574,330)	-
Other income	10,999	58,519	167,678	58,519
Change in fair value of amount owing for Miner Lease Agreement	1,434,627	-	539,654	-
Share based compensation (note 15)	(846,345)	(2,766,955)	(2,483,928)	(6,538,261)
Revaluation of warrant liabilities (note 12)	1,669,579	(4,294,782)	30,229,221	5,993,792
Loss on revaluation of digital currencies	(2,111,824)	-	(5,060,188)	-
Operating income (loss)	(267,433)	(3,508,687)	12,771,985	6,788,481
Net financial expenses (note 18)	-	(59,164)	(238,204)	(273,650)
Net income (loss) before income taxes	(267,433)	(3,567,851)	12,533,781	6,514,831
Deferred tax (expense) recovery	(1,409,375)	(1,498,085)	1,537,467	(1,498,085)
Net income (loss) for the period	(1,676,808)	(5,065,936)	14,071,248	5,016,746

Other comprehensive income (loss)
Items that will be reclassified to net income
Foreign currency translation adjustment	(3,560,979)	(1,452,384)	(4,432,730)	(644,436)
Items that will not be reclassified to net income
Revaluation of digital currencies, net of tax	-	3,081,643	(3,706,624)	1,441,376
Total comprehensive income (loss) for the period	$(5,237,787)	$(3,436,677)	$5,931,894	$5,813,686

Basic income (loss) per share (note 16)	$(0.06)	$(0.20)	$0.52	$0.24
Diluted income (loss) per share (note 16)	$(0.06)	$(0.20)	$0.52	$0.24

The accompanying notes are an integral part of these consolidated financial statements.

Digihost Technology Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in United States Dollars) (Unaudited)

	Nine Months Ended September 30,
	2022	2021
Operating activities
Net income for the period	$14,071,248	$5,016,746
Adjustments for:
Digital currencies mined	(18,507,951)	(15,365,382)
Acquisition of digital currencies	(3,932,000)	-
Rent charge back for Miner Lease Agreement	6,378,709	-
Digital currencies received	(345,658)	(47,670)
Digital currencies paid for services	540,723	-
Loss on sale of digital currencies	11,574,330	-
Digital currencies for loan repayment	11,982,320	-
Digital currencies traded for cash	12,926,520	-
Loss on revaluation of digital currencies	5,060,188	-
Gain on sale of property, plant and equipment	(2,340,658)	(939,516)
Depreciation of right-of-use assets	99,213	148,718
Depreciation and amortization	6,973,764	2,214,092
Interest on lease liabilities	28,017	177,516
Change in fair value of amount owing for Miner Lease Agreement	(539,654)	-
Share based compensation	2,483,928	6,538,261
Change in warrant liability	(30,229,221)	(5,993,792)
Loss on settlement of debt	-	236,616
Interest accrual	(6,000)	-
Deferred tax (recovery) expense	(1,537,467)	1,498,085
Foreign exchange gain	(4,725,937)	(619,804)
Working capital items:
Amounts receivable and prepaid expenses	(2,115,232)	(516,345)
Accounts payable and accrued liabilities	(1,626,763)	255,578
Income tax payable	(550,000)	-
Deposit payable	(1,649,959)	1,788,500
Net cash provided by (used in) operating activities	4,012,460	(5,608,397)
Investing activities
Purchase of property, plant and equipment	(11,029,405)	(24,249,559)
Proceeds from sale of property, plant and equipment	1,995,000	-
Acquisition of digital currency option calls	(1,950,000)	-
Net cash used in investing activities	(10,984,405)	(24,249,559)
Financing activities
Proceeds from private placement, net of costs	8,290,024	50,265,763
Proceeds from pre-funded warrants	1,022,915	-
Repayment of mortgage	(44,500)	-
Repurchase of shares	(255,525)	(390,029)
Proceeds from loans payable	10,000,000	1,473,495
Repayment of loans payable	(10,000,000)	(3,975,083)
Lease payments	(60,000)	(260,680)
Net cash provided by financing activities	8,952,914	47,113,466
Net change in cash	1,980,969	17,255,510
Cash, beginning of period	915,715	31,250
Cash, end of period	$2,896,684	$17,286,760
Supplemental information
Interest paid	$238,204	$117,697

The accompanying notes are an integral part of these consolidated financial statements.

Digihost Technology Inc.

Condensed Interim Consolidated Statement of Changes in Shareholders' Equity

(Expressed in United States Dollars) (Unaudited)

	Number of shares (note 13)				Cumulative	Digital currency
	Subordinate	Proportionate	Share	Contributed	Translation	revaluation
	voting shares	voting shares	capital	surplus	Adjustment	reserve	Deficit	Total
Balance, December 31, 2020	13,357,838	3,333	$12,541,038	$1,267,551	$118,162	$1,982,501	$(5,465,446)	$10,443,806
Private placements (note 13(b)(iii)(iv)(v)(vi)(vii))	11,555,674	-	50,059,301	5,044,691	-	-	-	55,103,992
Cost of issue - cash (note 13(b)(v)(vi)(vii))	-	-	(4,838,229)	-	-	-	-	(4,838,229)
Cost of issue - broker warrants (note 13(b)(iv)(v)(vi)(vii))	-	-	(3,035,477)	3,035,477	-	-	-	-
Shares issued as payment for accounts payable (note 13(b)(ii))	66,667	-	305,055	-	-	-	-	305,055
Shares cancelled (note 13(b)(i))	(126,533)	-	(235,425)	-	-	-	(158,952)	(394,377)
Shares issued as commission (note 13(b)(vii))	49,383	-	-	-	-	-	-	-
Share based compensation	-	-	-	6,538,261	-	-	-	6,538,261
Transaction with owners	24,903,029	3,333	54,796,263	15,885,980	118,162	1,982,501	(5,624,398)	67,158,508
Foreign currency translation adjustment	-	-	-	-	(644,436)	-	-	(644,436)
Revaluation of digital currencies, net of tax	-	-	-	-	-	1,441,376	-	1,441,376
Net income for the period	-	-	-	-	-	-	5,016,746	5,016,746
Total comprehensive income (loss) for the period	-	-	-	-	(644,436)	1,441,376	5,016,746	5,813,686
Balance, September 30, 2021	24,903,029	3,333	$54,796,263	$15,885,980	$(526,274)	$3,423,877	$(607,652)	$72,972,194

Balance, December 31, 2021 (restated)	24,956,165	3,333	$26,450,044	$11,844,581	$167,068	$3,706,624	$(3,906,913)	$38,261,404
Private placements (note 13(b)(viii))	2,729,748	-	9,368,139	-	-	-	-	9,368,139
Cost of issue - cash (note 13(b)(viii))	-	-	(1,080,584)	-	-	-	-	(1,080,584)
Cost of issue - broker warrants (note 13(b)(viii))	-	-	(535,009)	535,009	-	-	-	-
Warrants cancelled	-	-	5,545,458	-	-	-	-	5,545,458
Warrant liabilities	-	-	(6,665,218)	-	-	-	-	(6,665,218)
Shares cancelled (note 13(b)(ix))	(165,200)	-	(194,260)	-	-	-	(61,265)	(255,525)
Shares issued for cash	2,100	-	2,469	-	-	-	-	2,469
Shares issued for exercise of pre-funded warrants	300,000	-	1,022,915	-	-	-	-	1,022,915
Share based compensation	-	-	-	2,483,928	-	-	-	2,483,928
Transaction with owners	27,822,813	3,333	33,913,954	14,863,518	167,068	3,706,624	(3,968,178)	48,682,986
Foreign currency translation adjustment	-	-	-	-	(4,432,730)	-	-	(4,432,730)
Revaluation of digital currencies, net of tax	-	-	-	-	-	(3,706,624)	-	(3,706,624)
Net income for the period	-	-	-	-	-	-	14,071,248	14,071,248
Total comprehensive income (loss) for the period	-	-	-	-	(4,432,730)	(3,706,624)	14,071,248	5,931,894
Balance, September 30, 2022	27,822,813	3,333	$33,913,954	$14,863,518	$(4,265,662)	$-	$10,103,070	$54,614,880

The accompanying notes are an integral part of these consolidated financial statements.

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2022

(Expressed in United States Dollars) (Unaudited)

1.	Nature of operations

Digihost Technology Inc. (the "Company" or "Digihost") was incorporated in British Columbia, Canada, on February 18, 2017 as Chortle Capital Corp and subsequently changed its name to HashChain Technology Inc. on September 18, 2017, and again to Digihost Technology Inc. on February 14, 2020. Digihost and its subsidiaries, Digihost International, Inc., and DGX Holding, LLC (together the "Company") is a blockchain technology company with operations in cryptocurrency mining. The head office of the Company is located at 2830 Produce Row, Houston, TX, 77023.

These unaudited condensed interim consolidated financial statements of the Company were reviewed, approved and authorized for issue by the Board of Directors on November 14, 2022.

2.	Significant accounting policies

(a)	Statement of compliance

The Company applies IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee. These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements.

The policies applied in these unaudited condensed interim consolidated financial statements are based on IFRS issued and outstanding as of November 14, 2022, the date the Board of Directors approved the statements. The same accounting policies and methods of computation are followed in these unaudited condensed interim consolidated financial statements as compared with the most recent annual financial statements as at and for the year ended December 31, 2021. Any subsequent changes to IFRS that are given effect in the Company’s annual financial statements for the year ending December 31, 2022 could result in restatement of these unaudited condensed interim consolidated financial statements.

(b)	Standards, amendments and interpretations to existing standards that are not yet effective and have not been adopted early by the Company.

At the date of authorization of these unaudited condensed interim consolidated financial statements, several new, but not yet effective, standards and amendments to existing standards, and interpretations have been published by the IASB. None of these standards or amendments to existing standards have been adopted early by the Company. Management anticipates that all relevant pronouncements will be adopted for the first period beginning on or after the effective date of the pronouncement. New standards, amendments and interpretations not adopted in the current year have not been disclosed as they are not expected to have a material impact on the Company’s unaudited condensed interim consolidated financial statements.

(c)	Critical accounting judgements, estimates and assumptions

The preparation of these financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These financial statements include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the year in which the estimate is revised and future years if the revision affects both current and future years. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made are the same as the most recent annual financial statements as at and for the year ended December 31,2021.

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2022

(Expressed in United States Dollars) (Unaudited)

3.	Digital currencies

The Company's holdings of digital currencies consist of the following:

	As at	As at
	September 30,	December 31,
	2022	2021
Bitcoin	$3,125,916	$29,770,994
Ethereum	1,329,162	3,720,992
	$4,455,078	$33,491,986

The continuity of digital currencies was as follows:

	Number of		Number of		Total
	Bitcoin	Amount	Ethereum	Amount	Amount
Balance, December 31, 2020	154	$4,508,042	-	$-	$4,508,042
Bitcoin mined(2)	519	24,952,344	-	-	24,952,344
Received from sale of property, plant and equipment	24	1,347,977	63	204,318	1,552,295
Received from private placement	1	47,671	-	-	47,671
Acquisition (disposal) of digital currencies	(66)	(3,347,790)	974	3,347,034	(756)
Acquisition of property,plant and equipment	-	-	(36)	(163,942)	(163,942)
Gain on sale of digital currencies	-	235,067	-	55,881	290,948
Revaluation adjustment(1)	-	2,027,683	-	277,701	2,305,384
Balance, December 31, 2021	632	29,770,994	1,001	3,720,992	33,491,986
Bitcoin mined for Digihost(2)	642	20,714,083	-	-	20,714,083
Bitcoin remitted per Miner Lease Agreement(2)	(300)	(9,451,634)	-	-	(9,451,634)
Received from sale of property, plant and equipment	9	345,658	-	-	345,658
Acquisition of digital currencies	100	3,932,000	-	-	3,932,000
Digital currencies paid for services	(17)	(540,723)	-	-	(540,723)
Digital currencies traded for cash	(490)	(12,926,520)	-	-	(12,926,520)
Digital currencies for loan repayment	(415)	(11,982,320)	-	-	(11,982,320)
Gain on sale of digital currencies	-	(11,574,330)	-	-	(11,574,330)
Revaluation adjustment(1)	-	(5,161,292)	-	(2,391,830)	(7,553,122)
Balance, September 30, 2022	161	$3,125,916	1,001	$1,329,162	$4,455,078

(1)	Digital assets held are revalued each reporting period based on the fair market value of the price of Bitcoin and Ethereum on the reporting date. As at September 30, 2022, the prices of Bitcoin and Ethereum were $19,432 (December 31, 2021 - $47,117) and $1,328 (December 31, 2021 - $3,718), respectively resulting in total revaluation loss of $7,553,122. The Company recorded $3,706,624 of the loss in other comprehensive loss, net of taxes of $1,047,759, and the remaining loss of $5,060,188 was recorded on the statement of comprehensive income.
(2)	During the year ended December 31, 2021, the Company entered into a Miner Lease Agreement with Northern Data, NY LLC, pursuant to which the parties have agreed to split a portion of the mining rewards received and energy costs incurred for the miners put in service pursuant to that lease agreement. In connection with this agreement, as at September 30, 2022, the Company must remit 17.7 Bitcoin with a value of $821,054 which is presented in the current liabilities.
(3)	During the quarter ended March 31, 2022, the Company entered into a BTC rewards share arrangement with Northern Data, NY LLC, pursuant to which the parties have agreed to split a portion of the mining rewards received for the miners put in service pursuant to the arrangement. In connection with this agreement, as at September 30, 2022 Company must remit 23.3 Bitcoin with a value of $562,296 which is presented in the current liabilities.

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2022

(Expressed in United States Dollars) (Unaudited)

4.	Amounts receivable and prepaid expenses

	As at	As at
	September 30,	December 31,
	2022	2021
Prepaid insurance and deposits	$2,053,727	$709,575
Receivable from Miner Lease Agreement	1,869,809	911,200
Other receivable	-	187,529
	$3,923,536	$1,808,304

5.	Property, plant and equipment

		Data		Equipment	Leasehold	Powerplant	Powerplant
	Land	miners		and other	improvement	in progress	in use	Total
Cost
Balance - December 31, 2020	$-	$5,802,789		$2,760,000	$1,040,000	$-	$-	$9,602,789
Additions	-	26,845,831	(1)	603,324	-	7,148,920	-	34,598,075
Disposal	-	(990,517)		-	-	-	-	(990,517)
Balance - December 31, 2021	-	31,658,103		3,363,324	1,040,000	7,148,920	-	43,210,347
Additions	1,007,010	-		5,314,500	39,542	5,644,957	-	12,006,009
Disposal	-	(1,253,992)		-	-	-	-	(1,253,992)
Transfer asset in use	-	-		(439,381)	-	(3,218,685)	3,658,066	-
Balance - September 30, 2022	$1,007,010	$30,404,111		$8,238,443	$1,079,542	$9,575,192	$3,658,066	$53,962,364
Accumulated depreciation
Balance - December 31, 2020	$-	$2,538,211		$479,888	$87,056	$-	$-	$3,105,155
Depreciation	-	2,272,602		577,000	104,000	-	-	2,953,602
Disposal	-	(990,517)		-	-	-	-	(990,517)
Balance - December 31, 2021	-	3,820,296		1,056,888	191,056	-	-	5,068,240
Depreciation	-	5,518,024		432,750	78,879	-	711,291	6,740,944
Disposal	-	(1,253,992)		-	-	-	-	(1,253,992)
Balance - September 30, 2022$	-	$8,084,328		$1,489,638	$269,935	$-	$711,291	$10,555,192
Net carrying value
As at December 31, 2021	$-	$27,837,807		$2,306,436	$848,944	$7,148,920	$-	$38,142,107
As at September 30, 2022	$1,007,010	$22,319,783		$6,748,805	$809,607	$9,575,192	$2,946,775	$43,407,172

(1)	Included in this total are 10,000 high performance Bitcoin miners sourced from Northern Data AG per a definitive purchase agreement entered into on May 12, 2021.

Pursuant to the terms of the purchase agreement, the Company has concurrently entered into a hosting agreement with Northern Data in connection with the miners, whereby Northern Data will provide services to the Company including the installation and hosting of the miners in proprietary pre-manufactured performance optimized mobile data centres to be located at Digihost’s company-owned facility.

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2022

(Expressed in United States Dollars) (Unaudited)

6.	Right-of-use assets

	As at	As at
	September 30,	December 31,
	2022	2021
Balance, beginning of period(1)	$2,078,599	$2,413,720
Additions(2)	602,172	-
Depreciation	(99,213)	(198,291)
Modification of lease	-	(136,830)
Balance, end of period	$2,581,558	$2,078,599

(1)	On December 31, 2021, the Company entered into a 99 year lease for the 1001 East Delavan facility in exchange for a one time prepayment of $2.3 million. This long-term lease is treated as a lease modification of the current lease. This right-of-use asset is depreciated over 40 years. The lease for this right-of-use assets has been modified because of the prepayment as the Company has acquired the premises under a long-term lease.

(2)	In April 2022, the Company entered into a lease for its head office for a term of 5 years.

7.	Intangible asset

Intangible asset relates to the right of use of an electric power facility.

	As at	As at
	September 30,	December 31,
	2022	2021
Balance, beginning of period	$1,443,260	$1,572,500
Amortization	(96,924)	(129,240)
Balance, end of period	$1,346,336	$1,443,260

8.	Goodwill

	As at	As at
	September 30,	December 31,
	2022	2021
Balance, beginning of period	$1,346,904	$1,342,281
RTO transaction	-	-
Foreign currency translation	(101,114)	4,623
Balance, end of period	$1,245,790	$1,346,904

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2022

(Expressed in United States Dollars) (Unaudited)

9.	Lease liabilities

The continuity of the lease liabilities are presented in the table below:

	As at September 30, 2022	As at December 31, 2021
Balance, beginning of period(1)	$-	$2,546,160
Additions(2)	602,172	-
Interest	28,017	236,680
Lease payments	(60,000)	(2,647,669)
Modification of lease	-	(135,171)
Balance, end of period	$570,189	$-
Current portion	$87,849	$-
Non-current portion	482,340	-
Total lease liabilities	$570,189	$-

(1)	On December 31, 2021, the Company entered into a 99 year lease for the 1001 East Delavan facility in exchange for a one time prepayment of $2.3 million. This long-term lease is treated as a lease modification of the current lease. Refer to note 6.

(2)	In April 2022, the Company entered into a lease for its head office for a term of 5 years. When measuring lease liability, the Company's incremental borrowing rate applied was estimated to be 10% per annum.

Maturity analysis - contractual undiscounted cash flows

As at September 30, 2022
Less than one year	$145,800
One to five years	558,715
Total undiscounted lease obligations	$704,515

10.	Loans payable

	As at	As at
	September 30,	December 31,
	2022	2021
Balance, beginning of the period	$-	$2,543,083
New loans(1)	10,000,000	1,432,000
Repayment of loans	(10,000,000)	(3,975,083)
Balance, end of the period	$-	$-

(1)	On March 2, 2022, the Company announced the closing of a $10,000,000 committed, collateralized revolving credit facility with Securitize, Inc. (the “Loan Facility”). The Loan Facility had a one-year committed term and an interest rate of 7.5% per annum.

11.	Mortgage payable

In June 2022, the Company purchased a property and assumed a mortgage of $1,250,000. The mortgage is payable $50,000 a month for 25 months beginning after the execution of a Rider Agreement with the Alabama Public Service Commission. In September 2022, the Company renegotiated the terms of the purchase and reduced the purchase price and mortgage by $137,500.

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2022

(Expressed in United States Dollars) (Unaudited)

12.	Warrant liabilities

Due to the characteristics of certain warrants, the fixed-for-fixed condition is not met. Therefore the Company records these warrants as financial liabilities measured at fair value upon initial recognition. At each subsequent reporting date, the warrants are re-measured at fair value and the change in fair value is recognized through profit or loss. Upon warrant exercise, the fair value previously recognized in warrant liabilities is transferred from warrant liabilities to share capital.

The following table summarizes the changes in the warrant liabilities for the Company's warrants for the period ending September 30, 2022:

	Number of warrants	Amount
Balance, December, 2021	9,098,514	$31,943,365
Warrants issued	3,029,748	6,756,137
Warrants cancelled (note 13(b)(viii))	(3,029,748)	(5,887,616)
Pre-funded warrants issued (note 13(b)(viii))	300,000	1,022,915
Pre-funded warrants exercised (note 13(b)(viii))	(300,000)	(1,022,915)
Revaluation of warrant liabilities	-	(30,229,221)
Balance, September 30, 2022	9,098,514	$2,582,665

The fair value of the Company's warrants has been determined using the Black-Scholes pricing model and the following weighted average assumptions:

	As at September 30,	As at December 31,
	2022	2021
Spot price (in CAD$)	$0.96	$5.97
Risk-free interest rate	3.72%	1.03%
Expected annual volatility	143%	147%
Expected life (years)	2.23	2.72
Dividend	nil	nil

The following table reflects the Company's warrants outstanding and exercisable as at September 30, 2022:

Expiry date	Warrants outstanding and exercisable	Weighted average exercise price (CAD$)
March 16, 2024	1,872,659	9.420
June 18, 2024	2,083,334	5.970
April 9, 2025	2,112,773	7.110
September 9, 2025	3,029,748	6.25
	9,098,514	7.04

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2022

(Expressed in United States Dollars) (Unaudited)

13.	Share capital

a)	Authorized share capital

Unlimited subordinate voting shares without par value and conferring 1 vote per share.

Unlimited proportionate voting shares without par value, conferring 200 votes per share, convertible at the holder's option into subordinate voting shares on a basis of 200 subordinate voting shares for 1 proportionate voting shares.

b)	Subordinate voting shares and proportionate voting shares issued

Period ended September 30, 2021

(i)  On December 7, 2020, the Company announced that it has received approval to undertake, at the Company’s discretion, a normal course issuer bid program to purchase up to 667,894 of its subordinate voting shares for cancellation (the “Bid”). The Company received acceptance from the TSXV to commence the Bid on December 10, 2020. The Bid was terminated on December 10, 2021. As at September 30, 2021, the Company repurchased and cancelled 379,600 subordinate voting shares for a total repurchase price of $394,377.

(ii)  On February 9, 2021, the Company issued 66,667 subordinate voting shares to settle a debt of $40,000 with two third-party creditors.

(iii)  On January 8, 2021, the Company closed a non-brokered private placement for 116,625 subordinate voting shares for CAD$2.43 for gross proceeds of $220,551 (CAD$283,400).

(iv)  On February 18, 2021, the Company closed a non-brokered private placement financing for 1,646,090 subordinate voting shares for CAD$2.43 for gross proceeds of $3,124,018 (CAD$4,000,000). In connection with the private placement, the Company will pay a commission of 49,383 shares to third party advisors.

(v)  On March 16, 2021, the Company closed a non-brokered private placement financing for 3,121,099 units for CAD$8.01 per unit for gross proceeds of $19,985,611 (CAD$25 million). 3,121,099 subordinate voting shares of the Company and warrants to purchase 3,121,099 subordinate voting shares were issued. The warrants have an exercise price of CAD$9.42 per per subordinate voting share and exercise period of three years from the issuance date.

H.C. Wainwright & Co. acted as the exclusive placement agent and received cash commission and expenses totalling $1,978,303 and 249,688 non-transferable broker warrants. Each broker warrant entitles the holder to purchase one subordinate voting share at an exercise price of CAD$10.01 at any time for a period of three years from the issuance date.

(vi)   On April 9, 2021, the Company closed a non-brokered private placement financing for 3,894,081 units for CAD$6.42 per unit for gross proceeds of $19,748,795 (CAD$25 million). 3,894,081 subordinate voting shares of the Company and warrants to purchase 3,894,081 subordinate voting shares were issued. The warrants have an exercise price of CAD$7.11 per subordinate voting share and exercise period of four years from the issuance date.

H.C. Wainwright & Co. acted as the exclusive placement agent and received cash commission and expenses totalling $1,695,460 and 311,526 non-transferable broker warrants. Each broker warrant entitles the holder to purchase one subordinate voting share at an exercise price of CAD$8.025 at any time for a period of four years from the issuance date.

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2022

(Expressed in United States Dollars) (Unaudited)

13.	Share capital (continued)

Period ended September 30, 2021 (continued)

(vii)   On June 18, 2021, the Company closed a non-brokered private placement financing for 2,777,779 units for CAD$5.40 per unit for gross proceeds of $12,025,016 (CAD$15 million). 2,777,779 subordinate voting shares of the Company and warrants to purchase 2,083,334 subordinate voting shares were issued. The warrants have an exercise price of CAD$5.97 per subordinate voting share and exercise period of three years from the issuance date.

H.C. Wainwright & Co. acted as the exclusive placement agent and received cash commission and expenses totalling $1,164,466 and 222,222 non-transferable broker warrants. Each broker warrant entitles the holder to purchase one subordinate voting share at an exercise price of CAD$6.75 at any time for a period of three years from the issuance date.

Period ended September 30, 2022

(viii)  On March 9, 2022, the Company closed a private placement with a single institutional investor, for (a) 2,729,748 subordinate voting shares at a purchase price of CAD$4.40 per subordinate voting share and associated warrant, (b) 300,000 pre-funded warrants (Pre-funded Warrants) at an exercise price of $0.0001 per subordinate voting shares, at an offering price of CAD$4.3999 per Pre-Funded Warrant and associated warrant and (iii) 3,029,748 common share purchase warrants (the “Warrants”) for aggregate gross proceeds of $10,424,453 (CAD$13,330,861). The Warrants have an exercise price of CAD$6.25 per share and exercise period of three and one-half years from the issuance date. The Pre-Funded Warrants were assigned a fair value of $1,022,915 based on the cash received and are accounted for as financial liabilities at fair value. The Pre-Funded Warrants were exercised in September 2022, the financial liability together with the cash received of $30 was then accounted as an increase in share capital of $1,022,915.

In connection with the private placement, the investor has agreed to cancel existing warrants to purchase 1,248,440 common subordinate voting shares of the Company at an exercise price of CAD$9.42 per share issued in March 16, 2021 expiring on March 16, 2024 and the existing warrants to purchase 1,781,308 common subordinate voting shares of the Company at an exercise price of CAD$7.11 issued in April 9, 2021 expiring on April 9, 2025. The cancellation was considered as part of the proceeds of the above mentioned private placement and was accounted for as an increase in share capital of $5,887,616.

H.C. Wainwright & Co. acted as the exclusive placement agent and received cash commission and expenses totalling $1,080,584 and 242,380 non-transferable broker warrants. Each broker warrant entitles the holder to purchase one subordinate voting share at an exercise price of CAD$6.25 at any time for a period of three and one-half years from the issuance date.

(ix)  During May 2022, the Company received approval to undertake, at the Company’s discretion, a normal course issuer bid program to purchase up to 1,219,762 of its subordinate voting shares for cancellation. As at September 30, 2022, the Company repurchased and cancelled 165,200 subordinate voting shares for a total repurchase price of $255,525.

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2022

(Expressed in United States Dollars) (Unaudited)

14.	Warrants

	Number of Warrants	Weighted Average Exercise Price (CAD$)
Balance, December 31, 2020	36,858	5.25
Issued (note 13(b)(v)(vi)(vii))	9,881,950	7.68
Expired	(36,858)	5.25
Balance, September 30, 2021	9,881,950	7.68
Balance, December 31, 2021	9,881,950	7.69
Issued (note 13(b)(viii))	3,572,128	6.09
Exercised	(300,000)	4.40
Cancelled	(3,029,748)	8.06
Balance, September 30, 2022	10,124,330	7.12

The following table reflects the warrants issued and outstanding as of September 30, 2022:

Number of Warrants Outstanding	Exercise Price (CAD$)	Weighted Average Contractual Life (years)	Expiry Date
1,872,659	9.42	1.46	March 16, 2024
249,688	10.01	1.46	March 16, 2024(1)
2,083,334	5.97	1.72	June 18, 2024
222,222	6.75	1.72	June 18, 2024(1)
2,112,773	7.11	2.53	April 9, 2025
311,526	8.025	2.53	April 9, 2025(1)
3,029,748	6.25	2.95	September 9, 2025
242,380	6.25	2.95	September 9, 2025(1)
10,124,330	7.12	2.25

(1) Broker warrants.

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2022

(Expressed in United States Dollars) (Unaudited)

15.	Stock options and restricted share units

(a)	Stock options

The Company has a stock option plan whereby the maximum number of shares subject to the plan, in the aggregate, shall not exceed 10% of the Company's issued and outstanding shares. The exercise price shall be no less than the discount market price as determined in accordance with TSXV policies.

The following table reflects the continuity of stock options for the periods presented below:

	Number of Stock Options	Weighted Average Exercise Price (CAD$)
Balance, December 31, 2020	625,000	2.88
Granted (i)(ii)(iii)(iv)(v)	1,823,497	6.03
Balance, September 30, 2021	2,448,497	5.22
Balance, December 31, 2021	2,345,165	5.28
Expired / cancelled	(1,153,331)	5.46
Balance, September 30, 2022	1,191,834	5.11

(i)  On January 5, 2021, the Company granted stock options to directors, officers, employees and consultants of the Company to acquire an aggregate of 550,164 subordinate voting shares. Each stock option is exercisable into a subordinate voting share at a price of CAD$3.75 and expire on January 5, 2026. The stock options vest fully on the six- month anniversary of the date of grant.

A value of CAD$2.76 per option was estimated for the 550,164 stock options on the date of grant with the following assumptions and inputs: share price of CAD$3.03; exercise price of CAD$3.75; expected dividend yield of 0%; expected volatility of 155% which is based on comparable companies; risk-free interest rate of 0.39%; and an expected average life of five years.

(ii)  On February 24, 2021, the Company granted stock options to consultants of the Company to acquire an aggregate of 50,000 subordinate voting shares. Each stock option is exercisable into a subordinate voting share at a price of CAD$13.92 and expire on February 24, 2026. The stock options vested immediately.

A value of CAD$12.78 per option was estimated for the 50,000 stock options on the date of grant with the following assumptions and inputs: share price of CAD$13.92; exercise price of CAD$13.92; expected dividend yield of 0%; expected volatility of 155% which is based on comparable companies; risk-free interest rate of 0.73%; and an expected average life of five years.

(iii)  On March 26, 2021, the Company granted stock options to directors, officers, employees and consultants of the Company to acquire an aggregate of 533,333 subordinate voting shares. Each stock option is exercisable into a subordinate voting share at a price of CAD$7.47 and expire on March 25, 2026. The stock options vest fully on the six- month anniversary of the date of grant.

A value of CAD$6.87 per option was estimated for the 533,333 stock options on the date of grant with the following assumptions and inputs: share price of CAD$7.47; exercise price of CAD$7.47; expected dividend yield of 0%; expected volatility of 155% which is based on comparable companies; risk-free interest rate of 0.90%; and an expected average life of five years.

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2022

(Expressed in United States Dollars) (Unaudited)

15.	Stock options and restricted share units (continued)

(iv)  On May 17, 2021, the Company granted stock options to directors, officers, employees and consultants of the Company to acquire an aggregate of 430,000 subordinate voting shares. Each stock option is exercisable into a subordinate voting share at a price of CAD$7.35 and expire on May 17, 2026. The stock options vest fully on the six- month anniversary of the date of grant.

A value of CAD$6.09 per option was estimated for the 430,000 stock options on the date of grant with the following assumptions and inputs: share price of CAD$7.86; exercise price of CAD$7.35; expected dividend yield of 0%; expected volatility of 105% which is based on comparable companies; risk-free interest rate of 0.95%; and an expected average life of five years.

(v)  On June 22, 2021, the Company granted stock options to directors, officers, employees and consultants of the Company to acquire an aggregate of 260,000 subordinate voting shares. Each stock option is exercisable into a subordinate voting share at a price of CAD$4.20 and expire on June 22, 2026. The stock options vest fully on the six- month anniversary of the date of grant.

A value of CAD$3.06 per option was estimated for the 260,000 stock options on the date of grant with the following assumptions and inputs: share price of CAD$4.02; exercise price of CAD$4.20; expected dividend yield of 0%; expected volatility of 105% which is based on comparable companies; risk-free interest rate of 0.95%; and an expected average life of five years.

The underlying expected volatility of all option grants was determined by reference to historical data of comparable companies share price over the expected stock option life.

The following table reflects the stock options issued and outstanding as of September 30, 2022:

Expiry Date	Exercise Price (CAD$)	Weighted Average Remaining Contractual Life (years)	Number of Options Outstanding	Number of Options Vested (exercisable)	Number of Options Unvested
February 14, 2025	2.88	2.63	408,334	408,334	-
January 5, 2026	3.75	3.52	258,498	258,498	-
February 24, 2026	13.92	3.66	50,000	50,000	-
March 25, 2026	7.47	3.74	233,334	233,334	-
May 17, 2026	7.35	3.88	155,000	155,000	-
June 22, 2026	4.20	3.98	86,668	86,668	-
	5.11	3.09	1,191,834	1,191,834	-

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2022

(Expressed in United States Dollars) (Unaudited)

15.	Stock options and restricted share units (continued)

The Company has an RSU plan whereby the there is a fixed cap of shares that can be granted under the plan. The exercise price shall be no less than the discount market price as determined in accordance with TSXV policies.

(b)	Restricted share units

The following table reflects the continuity of RSUs for the periods ended September 30, 2022 and 2021:

Number of RSUs
Balance, December 31, 2020 and September 30, 2021	-
Balance, December 31, 2021	-
Granted	1,449,250
Cancelled	(10,000)
Balance, September 30, 2022	1,439,250

During the nine months ended September 30, 2022, the Company granted 1,449,250 RSUs to officers, directors, employees and advisors. These RSUs vest third on each of the first, second and third anniversaries of the date of grant. The grant date fair value of the RSUs was $5,725,262.

For the three and nine months ended September 30, 2022, the Company recorded share based compensation expense for these RSU's of $846,345 and $2,483,928 respectively, (three and nine months ended September 30, 2021 - $nil).

16.	Income (loss) per share

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2022	2021	2022	2021
Net income (loss) for the period	$(1,676,808)	$(5,065,936)	$14,071,248	$5,016,746
Net income (loss) per share - basic and diluted	$(0.06)	$(0.20)	$0.52	$0.24
Weighted average number of shares outstanding - basic and diluted	27,759,973	24,978,110	27,022,331	20,674,355

(i) Diluted income (loss) per share does not include the effect of warrants and stock options as they are anti-dilutive.

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2022

(Expressed in United States Dollars) (Unaudited)

17.	Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties include key management personnel and may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions are recorded at the exchange amount, being the amount agreed to between the related parties.

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers and members of the Board of Directors.

Remuneration of key management personnel of the Company was as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Professional fees (1)	$36,167	$18,849	$195,605	$72,239
Salaries (1)	222,756	-	653,400	-
Share based compensation(2)	793,865	2,500,175	2,330,597	5,248,423
	$1,052,788	$2,519,024	$3,179,602	$5,320,662

(1) Represents the professional fees and salaries paid to officers and directors.

(2) Represents the share based compensation for officers and directors.

18.	Additional information on the nature of comprehensive income (loss) components

	Nine Months Ended September 30,
	2022	2021
Expenses for employee benefits
Operating and maintenance costs	$365,460	$349,833
Professional fees	195,605	72,239
Share based compensation	2,483,928	6,538,261
	$3,044,993	$6,960,333
Net financial expenses
Interest on loans	$238,204	$96,134
Interest on lease liabilities	28,017	177,516
	$266,221	$273,650

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2022

(Expressed in United States Dollars) (Unaudited)

19.	Segmented reporting

The Company has one operating segment being cryptocurrency mining located in the United States. The operations of the Company are located in two geographic locations, Canada and the United States. Geographic segmentation is as follows:

As at September 30, 2022	Canada	United States	Total
Current assets	$29,023	$11,587,833	$11,616,856
Non-current assets	1,245,790	48,141,066	49,386,856
Total assets	$1,274,813	$59,728,899	$61,003,712
As at December 31, 2021	Canada	United States	Total
Current assets	$179,396	$36,036,609	$36,216,005
Non-current assets	1,346,904	42,463,966	43,810,870
Total assets	$1,526,300	$78,500,575	$80,026,875

20.	Financial instruments and risk management

Fair value

The fair value of the Company’s financial instruments, including cash, amounts receivable, accounts payable and accrued liabilities, pre-funded warrants liability, amount owing for Miner Lease Agreement, loans payable, deposit payable approximates their carrying value due to their short-term nature. Promissory note receivable is due from an arm's length third party, the fair value of this note are measured using relevant market input (Level 3). Digital currencies are measured at fair value using the quoted price on Coinmarketcap (Level 2).

Risks

The Company is exposed to a variety of financial related risks.

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash, amounts receivable, promissory note receivable and loan receivable. The cash is deposited in a bank account held with one major bank in the United States so there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies. The Company believes no impairment is necessary in respect of amounts receivable, promissory note receivable and loan receivable as balances are monitored on a regular basis with the result that exposure to bad debt is insignificant.

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2022

(Expressed in United States Dollars) (Unaudited)

20.	Financial instruments and risk management (continued)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by maintaining cash balances to ensure that it is able to meet its short term and long- term obligations as and when they fall due. The Company manages cash projections and regularly updates projections for changes in business and fluctuations cause in digital currency prices and exchange rates.

The following table summarizes the expected maturity of the Corporation’s significant financial liabilities based on the remaining period from the balance sheet date to the contractual maturity date:

As at September 30, 2022	Payments by period
	Less than			More than		Carrying
	1 year	1-3 years	4-5 years	5 years	Total	Value
Accounts payable and accrued liabilities	$646,087	$-	$-	$-	$646,087	$646,087
Amount owing - Miner Lease Agreement	1,383,350	-	-	-	1,383,350	1,383,350
Deposit payable	-	138,541	-	-	138,541	138,541
Lease liabilities	145,800	304,853	253,862	-	704,515	704,515
Mortgage payable	534,000	534,000	-	-	1,068,000	1,068,000
	$2,709,237	$977,394	$253,862	$-	$3,940,493	$3,940,493

As at December 31, 2021	Payments by period
	Less than			More than		Carrying
	1 year	1-3 years	4-5 years	5 years	Total	Value
Accounts payable and accrued liabilities	$2,272,850	$-	$-	$-	$2,272,850	$2,272,850
Amount owing - Miner Lease Agreement	2,940,412	-	-	-	2,940,412	2,940,412
Deposit payable	-	1,788,500	-	-	1,788,500	1,788,500
	$5,213,262	$1,788,500	$-	$-	$7,001,762	$7,001,762

Foreign currency risk

Currency risk relates to the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. Exchange rate fluctuations affect the costs that the Company incurs in its operations.

The Company’s functional and presentation currency is the US dollar. As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than an entity’s functional currency. The fluctuation of the Canadian dollar in relation to the US dollar will consequently impact the profitability of the Company and may also affect the value of the Company’s assets and liabilities and the amount of shareholders’ equity. As at September 30, 2022 and December 31, 2021, the foreign currency risk was considered minimal.

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2022

(Expressed in United States Dollars) (Unaudited)

20.	Financial instruments and risk management (continued)

Digital currency risk

Digital currency prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the global political and economic conditions. The profitability of the Company is directly related to the current and future market price of digital currencies; in addition, the Company may not be able liquidate its holdings of digital currencies at its desired price if required. A decline in the market prices for digital currencies could negatively impact the Company’s future operations. The Company has not hedged the conversion of any of its sales of digital currencies.

Digital currencies have a limited history and the fair value historically has been very volatile. Historical performance of digital currencies is not indicative of their future price performance. The Company’s digital currencies currently consist of Bitcoin and Ethereum.

At September 30, 2022, had the market price of the Company’s holdings of Bitcoin and Ethereum increased or decreased by 10% with all other variables held constant, the corresponding asset value increase or decrease respectively would amount to $445,508 (December 31, 2021 - $3,055,157).

21.	Capital management

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of equity comprised of issued share capital, reserves and loans payable. The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances or by undertaking other activities as deemed appropriate under the specific circumstances. The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the period ended September 30, 2022.